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February 24, 2015

VIA EDGAR AND ELECTRONIC MAIL

Tiffany Piland Posil, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Biglari Holdings Inc. (“Biglari Holdings” or the “Company”) Preliminary Proxy Statement on Schedule 14A Filed February 12, 2015 File No. 000-08445

Dear Ms. Posil:

We acknowledge receipt of the letter of comment dated February 23, 2015 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Biglari Holdings and provide the following response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed copy of the Revised Preliminary Proxy Statement on Schedule 14A filed on the date hereof by the Company (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

General

1.	Please clearly mark your proxy statement and form of proxy as preliminary. See Exchange Act Rule 14a-6(e)(1).

The Company has revised the Proxy Statement in response to this comment.

Proposal One: Election of Directors, page 8

2.	Please clarify the employment history for Messrs. Johnson, Person, Cooper and Mastrian by adding dates of employment.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

February 24, 2015

The Company has revised the Proxy Statement in response to this comment to include all dates of employment for Messrs. Johnson, Cooper and Mastrian.  Dr. Person’s biography currently includes all dates of her referenced positions of employment.  See pages 11 to 12.

3.
Please clarify Mr. Cooper’s principal occupation or position of employment in the past five years and provide the name and principal business of any corporation or other organization in which such occupations or employment were carried on.  See Item 401(e)(1) of Regulation S-K.

The Company has revised the Proxy Statement in response to this comment.  See page 12.

4.
We note your disclosure that Messrs. Biglari and Cooley also have experience serving on the boards of directors of public companies.  Please specify the directorships held by Mr. Biglari and Mr. Cooley, including any held during the past five years.  See Item 401(e)(2) of Regulation S-K.

As disclosed in their respective biographies, Messrs. Biglari and Cooley have served on the boards of directors of Biglari Holdings, Western Sizzlin Corporation and CCA Industries, Inc., including during the past five years.

Proposal Three: Advisory Vote on Executive Compensation, page 15

5.	Please disclose the current frequency of shareholder advisory votes on executive compensation and when the next such vote will occur. See Item 24 of Schedule 14A.

The Company has revised the Proxy Statement in response to this comment.  See page 21.

Employment Agreements, Severance, and Change-in-Control Arrangements, page 23

6.
Please describe the circumstances that would trigger payment for a “change in control,” as referenced in your proxy statement, under Mr. Biglari’s Incentive Agreement.  Specifically address whether or not the election of four or more of the Groveland alternative director nominees, as characterized in your proxy statement, to Biglari Holdings’ Board of Directors would constitute a change in control under this agreement.

The Company has revised the Proxy Statement in response to this comment.  See pages 32 and 44.

Admission Ticket | Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting To Be Held on April 9, 2015

7.
Please advise us, with a view toward revised disclosure, the method by which the proxy statement will be disseminated to record and beneficial owners.  Specifically address whether or not the disclosure in this section is intended to communicate that Biglari Holdings is attempting to rely upon Exchange Act Rule 14a-16 for purposes of electronically disseminating its proxy statement.

February 24, 2015

The Company will mail the proxy statement to its shareholders.  Biglari Holdings is not attempting to rely upon Exchange Act Rule 14a-16 for purposes of electronically disseminating its proxy statement.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by the Company containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell

cc:           Sardar Biglari

ACKNOWLEDGMENT

In connection with responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) relating to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed by Biglari Holdings Inc. (the “Company”) on February 12, 2015, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  February 24, 2015

BIGLARI HOLDINGS INC.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer